December 27, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Attention: Erin Purnell

Re:	Omnichannel Acquisition Corp.
Registration Statement on Form S-4
File No. 333-258747

Dear Ms. Purnell:

Omnichannel Acquisition Corp. (the “Company”) hereby requests that its request on Form RW, made on December 27, 2021, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be withdrawn. The Company is, concurrently with this filing, submitting a correspondence filing with respect to the withdrawal of the request for effectiveness of the above-referenced Registration Statement.

The Company requests that it be notified of the grant of the request for withdrawal by telephone to David Sakowitz of Winston & Strawn LLP, counsel to the Company, at (212) 294-2639. Please direct any questions or comments regarding this request to Mr. Sakowitz.

Sincerely yours,

Omnichannel Acquisition Corp.

By:	/s/ Matt Higgins
Name:	Matt Higgins
Title:	Chief Executive Officer

cc: David Sakowitz, Esq.